Exhibit 99.2

Emera Inc. Announces Election of Directors

Company Release – May 23, 2025

HALIFAX, Nova Scotia — Emera Inc. (TSX: EMA) announced that at its Annual Meeting of Shareholders held on May 22, 2025, on a vote by ballot, each of the 12 nominees proposed as Directors and listed in its Management Information Circular dated as of March 19, 2025 were elected as Directors. The detailed results of the vote for the election of Directors are set out below.

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Scott C. Balfour	142,556,068	99.68%	450,675	0.32%
James V. Bertram	142,481,703	99.63%	525,040	0.37%
Henry E. Demone	138,879,481	97.11%	4,127,262	2.89%
Paula Y. Gold-Williams	142,498,609	99.64%	508,134	0.36%
Kent M. Harvey	141,769,280	99.13%	1,237,463	0.87%
B. Lynn Loewen	138,642,300	96.95%	4,364,443	3.05%
Brian J. Porter	142,533,645	99.67%	473,098	0.33%
Ian E. Robertson	142,622,315	99.73%	384,428	0.27%
M. Jacqueline Sheppard	142,571,776	99.70%	434,967	0.30%
Karen H. Sheriff	142,093,740	99.36%	913,003	0.64%
Jochen E. Tilk	141,474,022	98.93%	1,532,721	1.07%
Carla M. Tully	142,636,576	99.74%	370,167	0.26%

Final voting results of all matters voted upon at the Annual Meeting of Shareholders held on May 22, 2025 will be filed on www.sedarplus.com.

About Emera Inc.

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange.

Emera Inc.

Investor Relations:

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media:

Dina Bartolacci Seely

902-478-0080

media@emera.com